Filed by Northern Genesis Acquisition Corp.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Northern Genesis Acquisition Corp.

Commission File No. 001-39451

For immediate release

Lion Electric to Bring Zero Emission School Buses to California’s Largest School District

MONTREAL, February 25, 2021 – Northern Genesis Acquisition Corp. (NYSE :NGA) announces that its proposed business combination partner: Lion Electric (Lion), an innovative manufacturer of zero-emission vehicles, today announced that it has secured an order for its all-electric school buses from the Los Angeles Unified School District (LAUSD). This initial order of 10 LionC school buses, which follows Lion’s recent delivery of all-electric school buses to the Twin Rivers Unified School District in Sacramento, further solidifies Lion’s leadership in zero-emission school buses in California and North America.

“LAUSD is possibly the most well-known school district in the United States, and we are pleased to have been chosen as a key partner in their journey toward zero-emission school bus operations,” said Marc Bedard, CEO and Founder of Lion Electric. “These all-electric buses signify the district’s commitment to improving the local environment and the health of its communities, and we are confident that they will meet and exceed the expectations of the operators and students.”

LAUSD is the second largest school district in the United States, serving over 600,000 students in kindergarten through twelfth grade at over 1,000 schools. The district’s boundaries stretch across 720 square miles and include the City of Los Angeles as well as all or parts of 31 municipalities and several unincorporated regions of Southern California.

Lion collaborated closely with the district in order to ensure its buses met the unique requirements posed by its large and diverse footprint. Each LionC bus purchased has a range of 155 miles on a single charge and incorporates an integrated wheelchair lift. Lion will also provide support and training to LAUSD from its recently opened Experience Center in the region, located in Alhambra, California. The buses are expected to be delivered in spring 2021.

The electric buses were funded in part by the California Energy Commission’s (CEC) School Bus Replacement Program, and Lion collaborated closely with LAUSD to add additional options to the base CEC specification to accommodate the unique needs of its routes. Under the program, Lion was awarded five out of the six available categories after extensive evaluations of EV drive system technical specifications, real-world deployments and Original Equipment Manufacturer (OEM) EV capabilities. The CEC ranked Lion not only as the highest performing manufacturer in its technical evaluation, but also the manufacturer with the most cost-competitive bid.

The Lion Electric Co 921, chemin de la Rivière-du-Nord, Saint-Jérôme, QC, J7Y 5G2

450 432-5466 |1 855 546-6706           thelionelectric.com

Over the last decade, Lion has established itself as a leader in the all-electric school bus industry, having delivered over 300 all-electric school buses in North America with over 6 million miles driven since 2016. Lion’s vehicles are distributed and serviced through the company’s network of Experience Centers, including two locations in California along with facilities in New York, Washington, Florida and Arizona.

About Lion Electric

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles all its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life.

Lion Electric, The Bright Move

Thelionelectric.com

About Northern Genesis Acquisition Corp.

Northern Genesis Acquisition Corp. (NYSE: NGA) is a special purpose acquisition company formed for the purpose of effecting a merger, stock exchange, acquisition, reorganization or similar business combination with one or more businesses. The Northern Genesis management team brings a unique entrepreneurial owner-operator mindset and a proven history of creating shareholder value across the sustainable power and energy value chain. Northern Genesis is committed to helping the next great public company find its path to success; a path which will most certainly recognize the growing sensitivity of customers, employees and investors to alignment with the principles underlying sustainability.

Transaction with Northern Genesis

On November 30, 2020, Lion announced that it had entered into a business combination agreement and plan of reorganization pursuant to which, subject to the satisfaction of customary closing conditions, a wholly-owned subsidiary of Lion will merge with Northern Genesis Acquisition Corp. (NYSE: NGA), a publicly traded special purpose acquisition company focused on a commitment to sustainability and strong alignment with environmental, social and governance principles. On December 31, 2020, Lion filed with the U.S. Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form F-4 (as amended, the “Registration Statement”), which includes a preliminary proxy statement of Northern Genesis, in connection with their proposed business combination.

The Lion Electric Co 921, chemin de la Rivière-du-Nord, Saint-Jérôme, QC, J7Y 5G2

450 432-5466 |1 855 546-6706           thelionelectric.com

Upon closing of the proposed business combination, a wholly-owned subsidiary of Lion Electric will merge with and into Northern Genesis, and Lion is expected to be listed on the New York Stock Exchange (NYSE) under the new ticker symbol “LEV”.

The business combination has been unanimously approved by the Boards of Directors of both Northern Genesis and Lion Electric and is expected to close in the first quarter of 2021, subject to the Registration Statement being declared effective by the SEC, approval by Northern Genesis stockholders as well as other customary closing conditions.

Important Information and Where to Find It

The Registration Statement filed by Lion Electric with the SEC includes a preliminary prospectus relating to the registration of the securities to be issued by Lion Electric to Northern Genesis’ stockholders in connection with the transaction, and a preliminary proxy statement of Northern Genesis in connection with Northern Genesis’ solicitation of proxies for the vote by its stockholders with respect to the transaction and other matters as described in the Registration Statement. After the Registration Statement has been cleared by the SEC and declared effective, Northern Genesis will mail a definitive proxy statement to its stockholders. Investors and security holders of Northern Genesis and other interested parties are urged to read the Registration Statement, the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”), any amendments to the foregoing, and any other documents filed with the SEC, when available, because they will contain important information about Lion Electric, Northern Genesis and the proposed business combination. Investors and security holders of Northern Genesis may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Northern Genesis and Lion Electric through the website maintained by the SEC at http://sec.report or by directing a request to: Northern Genesis Acquisition Corp., 4801 Main Street, Suite 1000, Kansas City, MO 64112 or (816) 514-0324. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

The Lion Electric Co 921, chemin de la Rivière-du-Nord, Saint-Jérôme, QC, J7Y 5G2

450 432-5466 |1 855 546-6706           thelionelectric.com

Participants in the Solicitation

Northern Genesis and its directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Northern Genesis’ stockholders in respect of the proposed business combination. Lion Electric and its officers and directors may also be deemed participants in such solicitation. Information regarding Northern Genesis’ directors and executive officers is available under the heading “Management” in its final prospectus dated August 17, 2020 filed with the SEC on August 18, 2020 (the “IPO Prospectus”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of their stockholders generally, are contained in the Joint Proxy Statement/Prospectus and will be contained in other relevant materials to be filed with the SEC in connection with the proposed business combination when they become available. Stockholders, potential investors and other interested persons should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval. No offer of securities, other than with respect to the concurrent private placement of Lion shares as described in the Registration Statement, shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release constitute “forward-looking statements” (which shall include forward-looking information within the meaning of Canadian securities laws) within the meaning of Section 27A of the Securities Act. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the transaction, including with respect to timing and closing thereof and the ability to consummate the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Lion Electric’s and Northern Genesis’ management and are not predictions of actual performance. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Lion Electric and Northern Genesis, and are based on a number of assumptions, as well as other factors that Lion Electric and Northern Genesis believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Lion Electric’s vision, business, objectives, plans and strategies will be achieved. Many risks and uncertainties could cause Lion Electric’s actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including those factors discussed in the Registration Statement and Northern Genesis’ IPO Prospectus, as well as other documents filed or to be filed by Lion Electric or Northern Genesis in accordance with applicable securities laws. These factors are not intended to represent a complete list of the factors that could affect Northern Genesis or Lion Electric, and there may be additional risks that neither Northern Genesis nor Lion Electric presently know or that Northern Genesis and Lion Electric currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Northern Genesis’ and Lion Electric’s expectations, plans or forecasts of future events and views as of the date of this press release. Northern Genesis and Lion Electric anticipate that subsequent events and developments will cause their respective assessments to change. However, while Northern Genesis and Lion Electric may elect to update these forward-looking statements at some point in the future, Northern Genesis and Lion Electric have no intention and undertake no obligation to do so except as required by applicable law. These forward-looking statements should not be relied upon as representing Northern Genesis’ and Lion Electric’s assessments as of any date subsequent to the date of this press release.

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The Lion Electric Co 921, chemin de la Rivière-du-Nord, Saint-Jérôme, QC, J7Y 5G2

450 432-5466 |1 855 546-6706           thelionelectric.com

Contacts:

LION ELECTRIC

MEDIA

Patrick Gervais

Vice President of Marketing and Communications
Patrick.Gervais@thelionelectric.com
514-992-1060

INVESTORS

Isabelle Adjahi

Vice President, Investor Relations and Sustainable Development

450-432-5466, extension 171

LionElectricIR@icrinc.com

LionElectricPR@icrinc.com

Northern Genesis Contact:

Investor Relations

Investors@northerngenesis.com

816-514-0324

The Lion Electric Co 921, chemin de la Rivière-du-Nord, Saint-Jérôme, QC, J7Y 5G2

450 432-5466 |1 855 546-6706           thelionelectric.com

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